RAYONIER ADVANCED MATERIALS INC.

1301 Riverplace Boulevard, Suite 2300

Jacksonville, FL 32207

June 11, 2014

VIA EDGAR

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rayonier Advanced Materials Inc.
Registration Statement on Form 10

File No. 1-36285

Dear Ms. Long:

Reference is made to the Registration Statement on Form 10 (File No. 1-36285) (as amended to date, the “Registration Statement”), filed by Rayonier Advanced Materials Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

Rayonier Inc. (“Rayonier”) has set June 18, 2014 as the record date for the distribution of the shares of common stock of the Company (the “Shares”), which is scheduled to occur after the close of business on June 27, 2014. Rayonier and the Company would like for the Shares to commence trading on the New York Stock Exchange on a “when issued” basis as soon as practicable and potentially as early as June 16, 2014, two days prior to the record date. Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 5 p.m., Eastern time, on June 13, 2014, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

In connection with this request, the Company hereby acknowledges that:

•	should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Pamela A. Long

U.S. Securities and Exchange Commission

June 11, 2014

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact David Lam of Wachtell, Lipton, Rosen & Katz at (212) 403-1394. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Lam and that such effectiveness also be confirmed in writing.

Very truly yours,

RAYONIER ADVANCED MATERIALS INC.

By:	/s/ Paul G. Boynton
Name:	Paul G. Boynton
Title:	Chairman, President and Chief Executive Officer